Mail Stop 4561
	 								August 30, 2005

VIA U.S. MAIL AND FAX (315) 389-5363

Mr. Donald Gruneisen
Chief Financial Officer
Pipeline Data Inc.
151 Hancock St., Suite 301, Hancock Plaza
Quincy, MA 02169-5243

      Re:	Pipeline Data Inc.
      	Form 10-K for the year ended December 31, 2004
      	Filed March 31, 2005
      File No. 0-50611

Dear Mr. Gruneisen:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Please be as detailed as necessary in your explanations. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2004

Consolidated Balance Sheets

1. For each asset acquisition that took place during 2004, please tell us the following:

* the purchase price, including the value of any shares issued as of the date of issuance;
* the fair value of the assets acquired and how the fair value was determined;
* the balance sheet line item where the assets are recorded; and
* the amount of goodwill recognized as a result of the transaction, if any.
2. Please tell us what led to the recognition of goodwill during 2004. Please include the information required to be disclosed by paragraphs 51-53 of SFAS 141, for material business combinations completed during the periods covered by the financial statements. Additionally, please provide the information required to be disclosed by paragraphs 44-47 of SFAS 142 related to changes in the carrying amount of goodwill.

3. In future filings and in your response to us, disclose your accounting policy for issuances of equity instruments in exchange for goods or services received from other than employees. Refer to paragraphs 8-10 of SFAS 123.


*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


      If you have any questions, you may contact Eric McPhee at
(202)
551-3693 or me at (202) 551-3486.

Sincerely,



Daniel L. Gordon
Branch Chief


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Mr. Donald Gruneisen
Pipeline Data, Inc.
August 30, 2005
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